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                                             P.O. Box 2600
                                             Valley Forge, PA 19482-2600

                                             610-503-5693
                                             Natalie_S_Bej@vanguard.com

June 19, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission         via electronic filing
100 F Street, N.E.
Washington, D.C. 20549

RE:      Vanguard Index Funds


Dear Mr. Sandoe,

 The following responds to your comments of June 9, 2006, on Post-Effective Amendment No. 101 to the registration statement on Form N-1A of the above-named registrant ("Post-Effective Amendment"). You commented on the Post-Effective Amendment that was filed with the Commission on April 27, 2006, pursuant to Rule 485(a) under the Securities Act of 1933.

 Set forth below are the staff's comments and the Funds' responses. In this letter, the series of the registrant are referred to collectively as "Funds," and individually as a "Fund."

Comment 1:        Statement of Additional Information - Description of
                  Compensation
----------------------------------------------------------------------

Comment: The description of portfolio manager compensation provides that a portfolio manager's bonus is determined by a number of factors, including gross, pre-tax performance of the fund relative to expectations for how the fund should have performed, given the fund's objective, policies, strategies, and limitations, and the market environment during the measurement period. Please define the measurement period.

Response:         The current disclosure in this section also provides that, for the index funds, the performance factor depends on how closely the portfolio manager tracks the fund's benchmark index over a one-year period. The index funds are the only funds described in this statement of additional information. We believe that the current disclosure is appropriate.


Tandy Requirements
------------------

Comment: The Commission is now requiring all registrants to provide, at the end of response letters to registration statement comments, the following statements:

                  o Each fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

Christian Sandoe, Esq.
June 19, 2006
Page 2

                  o Each fund may not assert staff comments as a defense in
                    any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         We will provide the foregoing acknowledgements.

                                      * * *

As required by the Securities and Exchange Commission, the Funds acknowledge that:

                  o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5693 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Natalie S. Bej
Associate Counsel
Securities Regulation, Legal Department